Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
Tel: (908) 559-1629
Fax: (908) 766-5725
robert.barish@verizon.com

August 19, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011 File No. 001-08606

Dear Mr. Spirgel:

We have received your letter dated August 5, 2011, and the following represents our response to your comments. For your ease of reference, we have included your comments below and have provided our responses after each comment.

Definitive Proxy Statement Incorporated by Reference into Part III

Summary Compensation Table, page 44

1.	We note your response to comment 1 from our letter dated June 28, 2011, but observe that treatment of the discretionary component of the PSU Award as part of your equity incentive plan has had and, may in the future, have the effect of under reporting compensation in the Summary Compensation Table. Evidenced by the 2008-2010 PSU Award, the estimated aggregate value for the plan does not reflect any potential award for the discretionary portion of the plan. As explained in comment 2, we believe that the discretionary component of the PSU Award constitutes a second discrete award with grant date commensurate with settlement. Within CD&A please continue to describe the parameters of the discretionary Second Component in the year in which those parameters are set, but report the amount awarded in the table for the year in which the award is paid in accordance with comment 2 below.

In response to the Staff’s comments, Verizon has carefully reviewed the requirements of Item 402 of Regulation S-K and the guidance set forth in ASC 718 and considered their application to the facts and circumstances surrounding Mr. Seidenberg’s 2008-2010 PSU Award, and in particular the discretionary portion of the award, and continues to believe that the compensation related to Mr. Seidenberg’s 2008-2010 PSU Award has been properly reported under Item 402. As we explain in the response to comment 2 below, in our judgment, the grant date of Mr. Seidenberg’s 2008-2010 PSU Award, including the discretionary portion of the award, occurred in the first quarter of 2008 when the Human Resources Committee of the Board of Directors (“Committee”) and the independent members of the Board approved the award and communicated the terms and conditions of the award to Mr. Seidenberg. In accordance with Instruction 3 to Item 402(c)(2)(v) and (vi), the value of the 2008-2010 PSU award at the grant date has been included in Mr. Seidenberg’s compensation for the corresponding year of grant (2008) under the “Stock Awards” column of the Summary Compensation Table included in the 2011 Definitive Proxy Statement. Also in accordance with that Instruction, the value of such award, determined at the grant date assuming that the highest level of performance conditions will be satisfied, was included in a footnote to the Summary Compensation Table included in the 2011 Definitive Proxy Statement. Finally, the value realized by Mr. Seidenberg from the award was disclosed in the Option Exercises and Stock Vested Table in accordance with Item 402(g)(2) and discussed in the CD&A included in the 2011 Definitive Proxy Statement. As requested by the Staff, we will continue to describe in the CD&A the parameters of equity incentive plan awards, including any discretionary component, in the year in which those parameters are established.

2.	In response to prior comment 3.b.b from our letter dated June 28, 2011, you state that you determined a grant date of the 2008-2010 PSU Award to be the date that the Committee and the independent members of the Board approved the award in the first quarter of 2008. You further state that the key terms and conditions of the award, including those contained in the Addendum, were communicated to the recipient within a relatively short period of time. With respect only to the “Second Component” of the PSU Award as provided for in the Addendum to the Chairman and CEO, we do not believe a mutual understanding of the key terms and conditions occurred between the Company and the Chairman and CEO in the first quarter of 2008 in accordance with the definition of a grant date in ASC 718-10-20 and the additional guidance in ASC 718-10-55-81 through 55-83. Specifically, we believe a mutual understanding did not occur in the first quarter of 2008 due to the Committee’s sole discretion to determine the size of any additional payment pursuant to paragraph three of the Addendum and the highly subjective nature of “strategic initiatives” (i) developing Verizon’s executive talent pool and preparing for Verizon’s succession plan, (ii) maintaining Verizon’s Wireless’ market leadership position and (v) participating in and providing leadership to various industry forums and policy initiatives. Accordingly, we believe the grant date for this Second Component of the PSU Award occurred upon settlement, and that your Summary Compensation Table should be revised in future filings to report the payout amount for the Second Component under the Stock Awards column, in addition to the grant-date fair value of any “First Component” awards granted. Similarly, revise the Grants of Plan-Based Awards table.

Verizon has carefully considered the definition of a “grant date” in ASC 718-10-20 and the additional guidance set forth in ASC 718-10-25-5 and ASC 718-10-55-81 through 55-83 and continues to believe that it properly determined the grant date of Mr. Seidenberg’s 2008-2010

PSU Award, including the “Second Component” referenced by the Staff, to be the date that the Committee and the independent members of the Board approved the award. Under ASC 718-10-25-5, as a practical accommodation, a mutual understanding of the key terms and conditions of an award is presumed to exist at the date the award is approved, as long as (i) all of the other criteria in the grant date definition have been met, (ii) the award is a unilateral award and (iii) the key terms and conditions of the award are expected to be communicated to the recipient within a relatively short time period of approval. Verizon believes that all of the criteria in the grant date definition set forth in ASC 718-10-20 were met on the date the Committee and the independent members of the Board approved Mr. Seidenberg’s 2008-2010 PSU award, including the “Second Component,” because that was the time when (i) the Company and Mr. Seidenberg reached a mutual understanding of the key terms and conditions of a share-based payment award, (ii) the Company became contingently obligated to make an equity based payment to Mr. Seidenberg if he rendered the requisite service, and (iii) Mr. Seidenberg began to benefit from, or be adversely affected by, subsequent changes in the price of Verizon’s equity shares. As we previously noted in our response to prior comment 3 from the Staff’s letter dated June 28, 2011, the award was a unilateral grant, and the terms and conditions of the grant were communicated to Mr. Seidenberg within a relatively short time period of approval. The fact that several of the performance measures established for Mr. Seidenberg’s award were qualitative rather than quantitative in nature did not, in our view, undermine the parties’ mutual understanding of the key terms and conditions of the grant. Mr. Seidenberg, for example, had a clear understanding of the financial and performance metrics that the Board would consider in evaluating whether Verizon Wireless had maintained a market leadership position over the three year period.

ACS 718-10-55-82 states “a mutual understanding of the key terms and conditions means that there is sufficient basis for both the employer and the employee to understand the nature of the relationship established by the award, including both the compensatory relationship and the equity relationship subsequent to the date of grant. The grant date for an award will be the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares.” Based on this guidance, Verizon believes that the date that the Committee and the independent members of the Board approved the terms and conditions of the “Second Component” is properly deemed the grant date because that is when Mr. Seidenberg began to benefit from, or be adversely affected by, subsequent changes in the price of Verizon’s common stock. As we previously noted in our response to prior comment 3 from the Staff’s letter dated June 28, 2011, the 2008-2010 PSU Award, including the “Second Component,” is a share-based payment transaction because (i) it becomes payable based, in part, on how the total shareholder return (“TSR”) of Verizon’s common stock ranks relative to the TSR of the Related Dow Peers during the specified three year award cycle and (ii) the ultimate cash settlement of the “Second Component” is determined based on, and limited by, amounts that are directly linked to the closing price of Verizon’s common stock on the last day of the three-year award cycle, December 31, 2010. Verizon does not believe that it would be appropriate to treat the grant date of the “Second Component” as occurring in the first quarter of 2011 when the 2008-2010 PSU Award was settled, as suggested by the Staff, because that would be inconsistent with the nature of the relationship established by an equity-based payment award, including both the compensatory relationship and the equity relationship subsequent to the date of grant.

*        *        *         *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish
Senior Vice President & Controller cc: Francis J. Shammo